March 1, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.   20549

Attention: Jennifer Thompson, Branch Chief

           Re:                A & J Venture Capital Group, Inc.
Form 10-K for the Year Ended June 30, 2010
Filed September 28, 2010
Form 8-K Filed January 27, 2011
File No. 333-146441

Dear Ms. Thompson:

In response to your letter of February 11, 2011 regarding the above-referenced issuer, A & J Venture Capital Group, Inc. (the "Company"), please be advised that the Company is responding to the Staff’s comments in this letter.  As requested in your letter, this letter references where each response to your specific comment was made in each respective filing.  For ease of reference, we have followed the numbering format of your letter in responding:

Form 10-K for the year ended June 30, 2010

Item 8 – Financial Statements, page 15

Report of Independent Registered Accounting Firm, page F-1

1.           The audit report provided by your independent registered public accounting firm appears to limit the scope of the audit to the schedule of accounts receivable.  Please refer to the second and third sentences of the second paragraph of the audit report which state that “Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the schedule of accounts receivable is free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the schedule of accounts receivable.”  Please be advised that the auditor’s standard report language refers to the “financial statements” in those sentences rather than the schedule of accounts receivable.  Please amend your Form 10-K to provide an unqualified audit report in accordance with AU 508.  Please also refer to Article 2-02 of Regulation and SAB Topic 1E2.

RESPONSE:

Comment complied with in the amended Form 10-K filed on February 23, 2011 which includes a revised auditor’s report from the Company’s previous auditor.

28212 Kelly Johnson Parkway, Suite 110 | Valencia, California 91355
661.414.7125 Business | 818.475.1819 Facsimile | claudia@mcdowellodom.com
www.mcdowellodom.com

2.           We advise you that you must provide audit reports covering all periods of financial statements that are required to be included in your filing.  Since you are a development stage enterprise, your required periods of financial statements include statements of operations, stockholders’ equity and cash flows for the cumulative period from February 22, 2009 (inception) to June 30, 2010.  Please amend your Form 10-K to provide a revised audit report that opines on the cumulative period in addition to the two annual periods presented.

RESPONSE:

Comment complied with in the amended Form 10-K filed on February 23, 2011 which includes the revised auditor’s report from the Company’s previous auditor.

Form 8-K filed January 27, 2011

3.           We note that on January 20, 2011 you entered into an Asset Purchase Agreement with 0875505 BC, and you anticipate closing this transaction during the fiscal quarter ended March 31, 2011.  We have the following comments:

•	Please tell us whether this transaction has closed, and if not, please update us on when you expect it to close

•
It appears that a Canadian manufacturer called WaterGeeks may have acquired all of Adiri’s intellectual property and assets in April 2010.  Additionally, it appears that the founder and Chief Executive Officer of WaterGeeks, Brent Meikle, created a new consumer brand company called ReliaBrand during 2010, and we note your disclosure that you must change your name to ReliaBrands, Inc. as a condition to the closing of your Asset Purchase Agreement with 0875505 BC.  Please tell us whether you or 0875505 BC have any relationship with WaterGeeks or Brent Meikle.

•
We read that the acquired assets and liabilities include multiple patents and trademarks, cash, a note receivable, resin, an executor contract with a plastics manufacturer, and accounts payable.  Please provide us with your analysis under ASC 805-10-55-4 through 55-9 as to whether you are acquiring a business.  Additionally, please tell us whether 0875505 BC was an operating company with revenue prior to your acquisition of these assets and liabilities.

•
We read that the following this acquisition, you intend on working on producing a newer version of the baby bottle that Adiri was previously producing.  Please tell us whether you acquired the rights to the baby bottles and other products that Adiri currently produces, or whether you solely acquired the rights to this newer version of Adiri’s baby bottle.

•
We read that as consideration for these assets and liabilities, you will issue 35 million shares of your common stock.  It appears that this stock issuance will give majority control of your company to the shareholders of 0875505 BC.  Please tell us how you intend to account for this transaction and cite the specific authoritative accounting literature upon which you are relying.  Your response should include, but not be limited to, a discussion of whether you qualify as a shell company immediately prior to this transaction, whether you are acquiring a business, and whether you will account for this transaction as a reverse acquisition accounted for as a recapitalization.

•
Please tell us how you have considered the requirements of Item 2.01(f) of Form 8-K.  If you are acquiring a business, you must file no later than four business days after the consummation of the transaction a Form 8-K containing the same information for the acquired operating company as would be required if you were filing a Form 10, including financial statements and related disclosures.  We remind you that in this circumstance there is no 71 day extension of time available to file the content for the private operating company.

RESPONSE:

The transaction has not closed but it is anticipated to close by March 31, 2011.  The seller is in the process of completing its audit of its financial statements so that the Company can file an amended Form 8-K with the required audited financial statements.  The Company has no association with Watergeeks or Mr. Meikle other than the Company had previously entered into a letter of intent with Mr. Meikle which the parties subsequently abandoned.  The Company has been advised by Mr. Meikle and 0875505 B.C., Ltd. (“0875505 BC”) that Mr. Meikle has no affiliation with 0875505 BC.  0875505 BC was an operating company at the time of the Asset Purchase Agreement (“APA”) but has not generated any revenues to date.  The purchase of these assets resulted in the purchase of 0875505 BC’s business as defined by ASC 805-10-55.  As such, the Company plans to file the audited financial statements of 0875505 BC at the time the transaction closes.

 28212 Kelly Johnson Parkway, Suite 110 | Valencia, California 91355
661.414.7125 Business | 818.475.1819 Facsimile | claudia@mcdowellodom.com
www.mcdowellodom.com

Adiri is no longer in business and 0875505 BC acquired these assets in exchange for the payment of $1,437,500.  0875505 BC was working on developing a newer version of the Adiri baby bottle and the Company is continuing this development of the newer baby bottle and related components.    The Company acquired the patents and trademarks for the Adiri bottle and its related components.  In addition, the Company is planning on developing a newer version of the Adiri bottle.

The Company does not believe that it meets the definition of a “shell” company. Specifically, the Company has had operations since its inception. Most recently, the Company was involved in the distribution of beer from Germany to China along with consulting with foreign entities seeking to go public in the United States.

As the Company is not a shell company, it does not believe that the requirements of Item 2.01(f) of Form 8-K apply to it and is not required to file a Form 8-K containing all the information required in a Form 10.

In connection with the Company’s responses to your comments, please be advised that the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company is also filing a letter acknowledging the above in a filing with the Commission being made at the same time that this correspondence is being filed.

Please contact me with any questions.

Sincerely,

MCDOWELL ODOM LLP

/s/ Claudia McDowell

Claudia J. McDowell

/CJM
Enclosures

28212 Kelly Johnson Parkway, Suite 110 | Valencia, California 91355
661.414.7125 Business | 818.475.1819 Facsimile | claudia@mcdowellodom.com
www.mcdowellodom.com